UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2009
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):.  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-    …………...............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2009		By:	STENA AB (PUBL)

/s/ Staffan Hultgren

	Name:	Staffan Hultgren
	Title:	Director of Business Administration and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this current report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions and markets;
-	changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to or filed with the Securities and Exchange Commission from time to time.

The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Condensed Consolidated Income Statements (unaudited)

Stena AB and Consolidated Subsidiaries

	Three month period ended
	September 30, 2008	September 30, 2009
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	3,364	3,307	471
Drilling	1,552	1,851	264
Shipping	1,208	703	100
Property	516	576	82
New Businesses	1,137	1,034	148
Other	1	0	0
Total revenues	7,778	7,471	1,065

Net valuation on investment properties	(397)	(49)	(7)
Net gain on sales of assets	153	8	1
Total other income	(244)	(41)	(6)

Direct operating expenses:
Ferry operations	(2,138)	(1,974)	(281)
Drilling	(618)	(556)	(79)
Shipping	(928)	(835)	(119)
Property	(161)	(168)	(24)
New Businesses	(862)	(748)	(107)
Other	(9)	(1)	0
Total direct operating expenses	(4,716)	(4,282)	(610)

Selling and administrative expenses	(683)	(802)	(114)
Depreciation and amortization	(570)	(791)	(113)

Total operating expenses	(5,969)	(5,874)	(837)

Income from operations	1,565	1,555	222

Financial income and expense:
Share of affiliated companies results	(135)	-	-
Dividends received	44	29	4
Gain (loss) on securities, net	(855)	116	16
Interest income	214	149	21
Interest expense	(669)	(457)	(65)
Foreign exchange gains (losses), net	363	(71)	(10)
Other financial income (expense), net	(155)	(64)	(9)

Total financial income and expense	(1,193)	(298)	(43)

Income before taxes	372	1,258	179

Income taxes	42	(59)	(8)

Net income	414	1,199	171

Earnings attributable to:
Equity holders of the Parent Company	411	1,214	173
Minority interests	3	(15)	(2)
Net Income	414	1,199	171

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Nine month period ended
	September 30, 2008	September 30, 2009
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	8,091	7,657	1,091
Drilling	3,952	6,147	876
Shipping	3,208	2,389	341
Property	1,551	1,668	238
New Businesses	2,324	3,582	511
Other	2	2	0
Total revenues	19,128	21,445	3,057

Net valuation on investment properties	(537)	(346)	(49)
Net gain on sales of assets	353	178	25
Total other income	(184)	(168)	(24)

Direct operating expenses:
Ferry operations	(5,619)	(5,396)	(769)
Drilling	(1,569)	(2,092)	(298)
Shipping	(2,527)	(2,441)	(348)
Property	(535)	(555)	(79)
New Businesses	(1,835)	(2,616)	(373)
Other	(17)	(21)	(3)
Total direct operating expenses	(12,102)	(13,121)	(1,870)

Selling and administrative expenses	(1,914)	(2,427)	(346)
Depreciation and amortization	(1,582)	(2,462)	(351)

Total operating expenses	(15,598)	(18,009)	(2,567)

Income from operations	3,346	3,267	466

Financial income and expense:
Share of affiliated companies results	(97)	18	2
Dividends received	236	81	12
Gain (loss) on securities, net	(500)	92	13
Interest income	680	567	81
Interest expense	(1,523)	(1,433)	(204)
Foreign exchange gains (losses), net	401	(237)	(34)
Other financial income (expense), net	(239)	(89)	(13)

Total financial income and expense	(1,042)	(1,001)	(143)

Income before taxes	2,304	2,266	323
Income taxes	101	5	1

Net income	2,405	2,271	324
Earnings attributable to:
Equity holders of the Parent Company	2,404	2,309	329
Minority interests	1	(38)	(5)
Net Income	2,405	2,271	324

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

 Consolidated Statements of Comprehensive Income (unaudited)

	Nine month period ended September 30,
	2008	2009
	SEK	SEK
	(in millions)

Result for the period	2,405	2,271

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	(1,255)	848
Cash flow hedges, net of tax	247	1,510
Currency translation differences	1,094	(2,625)
Equity hedge, net of tax	(85)	147
Total comprehensive income for the period	2,406	2,151

Total comprehensive income attributable to:
- owners of the company	2,393	2,209
- minority interest	13	(58)
Total comprehensive income for the period	2,406	2,151

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2008	September 30, 2009
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	3,038	2,815	401
Tangible fixed assets:
Vessels	24,391	26,665	3,801
Construction in progress	7,555	5,636	803
Equipment	1,373	2,063	294
Ports	946	893	127
Buildings and land	898	674	96
Total tangible fixed assets	35,163	35,931	5,121

Property	23,320	23,231	3,311

Financial fixed assets:
Investment in affiliated companies	932	948	135
Investment in SPEs	9,973	8,630	1,230
Marketable securities	2,650	2,282	325
Other assets	5,771	4,701	671
Total financial fixed assets	19,326	16,561	2,361
Total noncurrent assets	80,847	78,538	11,194
Current assets:
Inventories	675	648	92
Trade debtors	3,649	2,943	420
Other receivables	3,532	2,633	375
Prepaid expenses and accrued income	1,694	1,695	242
Short-term investments	5,093	3,911	557
Cash and cash equivalents	1,431	1,319	188
Fixed assets held for sale	448	421	60
Total current assets	16,522	13,570	1,934

Total assets	97,369	92,108	13,128

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	1,172	1,124	160
Retained earnings	24,165	25,686	3,660
Net Income	1,745	2,271	324
Minority interests	367	309	44
Total shareholders’ equity	27,454	29,395	4,189
Noncurrent liabilities:
Long-term debt	34,671	31,421	4,478
Debt in SPEs	9,492	8,366	1,192
Senior notes	6,622	6,081	867
Capitalized lease obligations	1,991	1,794	256
Other noncurrent liabilities	1,972	1,415	202
Other interest bearing debt	682	-	-
Pension liabilities	1,267	1,090	155
Other provisions	2,029	1,711	244
Deferred income taxes	3,571	3,671	523
Total noncurrent liabilities	62,297	55,549	7,917
Current liabilities:
Short-term debt	1,389	1,555	222
Capitalized lease obligations	135	307	44
Other interest bearing debt	-	682	97
Trade accounts payable	1,220	1,307	186
Income tax payable	79	82	12
Other current liability	1,951	1,002	143
Accrued costs and prepaid income	2,844	2,229	318
Total current liabilities	7,618	7,164	1,022

Total shareholders’ equity and liabilities	97,369	92,108	13,128

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Minority interest	Total Equity

Closing balance as of December 31, 2007	5	1,636	24,574	26,215	171	26,386

Acquired minority					167	167
Exchange differences arising on the translation of foreign operations, net of tax		1,082		1,082	12	1,094
Change in Hedging reserve, net of tax
- bunker hedge		247		247		247
Change in fair value reserve, net of tax		(1,255)		(1,255)		(1,255)
Change in net investment hedge, net of tax		(85)		(85)		(85)
Net income recognized directly in equity		(11)		(11)	12	1
Net income			2,404	2,404	1	2,405
Total recognized income and expense		(11)	2,404	2,393	13	2,406
Dividend			(390)	(390)		(390)
Transfer to charity trust			(40)	(40)		(40)
Closing balance as of September 30, 2008	5	1,625	26,548	28,178	351	28,529

Closing balance as of December 31, 2008	5	1,186	25,896	27,087	367	27,454

Exchange differences arising on the translation of foreign operations, net of tax		(2,605)		(2,605)	(20)	(2,625)
Change in Hedging reserve, net of tax
- bunker hedge		1,443		1,443		1,443
- interest swap hedge		67		67		67
Change in fair value reserve, net of tax		848		848		848
Change in net investment hedge, net of tax		147		147		147
Net income recognized directly in equity		(100)		(100)	(20)	(120)
Net income			2,309	2,309	(38)	2,271
Total recognized income and expense		(100)	2,309	2,209	(58)	2,151
Dividend			(190)	(190)		(190)
Transfer to charity trust			(20)	(20)		(20)
Closing balance as of September 30, 2009	5	1,086	27,995	29,086	309	29,395

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine month period ended
	September 30, 2008	September 30, 2009
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	2,405	2,271	324
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,582	2,462	351
Net valuation of investment properties	537	346	49
Gain on sale of assets	(353)	(178)	(25)
(Gain) loss on securities, net	500	(92)	(13)
Unrealized foreign exchange (gains) losses	165	545	77
Deferred income taxes	(285)	(126)	(18)
Provision for pensions	(180)	(167)	(24)
Net cash flows from trading securities	298	(157)	(22)
Share of affiliated companies results	97	(18)	(2)
Dividend from affiliated companies	38	-	-
Other non cash items	(18)	(312)	(45)
Receivables	(57)	2,658	379
Prepaid expenses and accrued income	(532)	(92)	(13)
Inventories	(71)	(13)	(2)
Trade accounts payable	(142)	140	20
Accrued costs and prepaid income	867	(849)	(121)
Income tax payable	5	13	2
Other current liabilities	50	(1,057)	(151)
Net cash provided by operating activities	4,906	5,374	766

Net cash flows from investing activities:
Purchase of intangible assets	(32)	(32)	(5)
Cash proceeds from sale of property, vessels and equipment	1,507	465	66
Capital expenditure on property, vessels and equipment	(7,546)	(7,246)	(1,033)
Purchase of subsidiaries, net of cash acquired	(607)	-	-
Investment in affiliated companies	(402)	(2)	0
Proceeds from sale of securities	5,694	3,633	518
Purchase of securities	(3,539)	(2,153)	(307)
Other investing activities	(492)	177	25
Net cash used in investing activities	(5,417)	(5,158)	(736)

Net cash flows from financing activities:
Proceeds from issuance of debt	7,185	4,462	636
Principal payments on debt	(2,117)	(1,054)	(150)
Net change in borrowings on line-of-credit agreements	(2,672)	(4,327)	(617)
Principal payments on capital lease obligations	(565)	(86)	(12)
Net change in restricted cash accounts	(1,637)	946	135
Dividend paid	(390)	(190)	(27)
Other financing activities	655	34	5
Net cash provided by/used in financing activities	459	(215)	(30)

Effect of exchange rate changes on cash and cash equivalents	395	(113)	(16)

Net change in cash and cash equivalents	343	(112)	(16)

Cash and cash equivalents at beginning of period	708	1,431	204

Cash and cash equivalents at end of period	1,051	1,319	188

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1  Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company” ) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2008, which have been prepared in accordance with IFRS, International Financial Reporting Standards.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2009, are not necessarily indicative of the results to be expected for the full year.

The financial reports are presented in Swedish kronas (“SEK”), which is the functional currency of the Parent company. Unless otherwise indicated, all amounts are rounded off to the nearest million. Figures in the reports are based on a consolidation system in SEK thousands. By rounding the numbers in tables, totals may not always equal the sum of the included rounded numbers.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars (“$”) using the noon buying rate on September 30, 2009, of $1 = SEK 7.0161.

Note 2 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2008, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following revised standard is mandatory for the first time for the financial year beginning January 1, 2009.

-
IAS 1 (revised), “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All “non-owner changes in equity” are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Company has elected to present two statements: an income statement and a statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

(SEK in millions)	Three month period		Nine month period
	ended September 30,		ended September 30,
	2008	2009	2008	2009
Income from operations:
Ferry operations	752	830	976	693
Drilling	616	747	1,512	2,473
Shipping: Roll-on/Roll-off vessels	17	25	53	86
Crude oil tankers	123	(300)	205	(663)
Other shipping	21	(9)	16	2
Net gain on sale of vessels	159	(2)	192	149
Total shipping	320	(286)	466	(426)
Property:	318	357	885	970
Net gain on sale of properties	(6)	10	161	29
Net valuations on investment
properties	(397)	(49)	(537)	(346)
Total property	(85)	318	509	653
New Businesses	27	28	93	123
Other	(65)	(82)	(210)	(249)

Total	1,565	1,555	3,346	3,267

(SEK in millions)	Three month period		Nine month period
	ended September 30,		ended September 30,
	2008	2009	2008	2009
Depreciation and amortization:
Ferry operations	231	267	735	818
Drilling	240	412	633	1,211
Shipping: Roll-on/Roll-off vessels	25	34	77	105
Crude oil tankers	21	18	52	148
Other shipping	3	3	9	9
Total shipping	49	55	138	262
Property	0	0	2	1
New Businesses	50	56	73	166
Other	0	1	1	4

Total	570	791	1,582	2,462

(SEK in millions)	Nine month period ended September 30,
	2008	2009
Capital expenditures:
Ferry operations	1,026	1,461
Drilling	4,242	4,837
Shipping: Roll-on/Roll-off vessels	9	12
Crude oil tankers	1,264	19
Other shipping	-	6
Total shipping	1,273	37
Property	776	797
New Businesses	225	111
Other	4	3

Total	7,546	7,246

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased drilling units, tankers and Roll-on/Roll-off vessels, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling units and real estate also may have an impact on the results of each period.

Highlights of the first nine months of 2009

During 2008, we invested in the Weavering Capital Macro Fixed Income fund. On March 11, 2009, the British hedge fund company Weavering Capital UK decided to close its Macro Fixed Income fund due to liquidity problems. The auditing firm PricewaterhouseCoopers has been appointed as liquidators of the fund. We do not expect to be able to recoup this investment. Accordingly, our entire investment of $ 10 million was written down in March 2009.

In May 2009, we sold our shares in Meda for SEK 598 million. Stena Sessan’s option to acquire the shares was subsequently exercised with a cash settlement of SEK 165 million, which resulted in a gain of SEK 1.9 million.

In June 2009, we sold the vessels Stena HSS Discovery and Stena Transporter for an aggregate gain of SEK 149 million.

Stena Forth, the third DrillMax vessel, was delivered from the Samsung shipyard on August 13, 2009 and commenced a five-year charter to Hess.

In August 2009, the financial lease for Stena Forth was terminated.

In July 2009, we sold 50% of the shares (626,494 shares) in General Maritime for a loss of SEK (69) million.

In July, 2009, the Company acquired a new vessel, Seafrance Manet, renamed Stena Navigator.

During 2009, properties of SEK 797 million were acquired and sold for SEK 200 million with a gain of SEK 29 million.

SUBSEQUENT EVENTS

In October 2009, Gunnebo announced a guaranteed rights issue of approximately SEK 500 million, of which we will invest approximately SEK 130 million and guarantee a further SEK 100 million.

In October 2009, Midelfart Sonesson announced a new share issue of SEK 127 million, of which we will invest SEK 29 million and guarantee a further SEK 35 million.

For both Gunnebo and Midelfart Sonesson, we have been granted an exemption from the mandatory bid obligation in the event that our shareholding in the company would reach or exceed 30 percent of the number of votes.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (“SEK”), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Approximately 32% of the Company's total revenues are generated in US dollars and approximately 30% are generated in SEK.

Approximately 27% of the Company's total expenses are incurred in US dollars and approximately 37% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	July- September	July- September		January- September	January- September
	2008	2009	Change	2008	2009	Change

US $	6.25	7.79	25%	6.88	7.86	14%
British pound	11.98	11.92	(1)%	13.66	12.09	(11)%
Euro	9.44	10.64	13%	9.24	10.71	16%

Closing rates:	As of	As of
	December 31,	September 30,
	2008	2009	Change

US $	7.8212	6.9764	(11)%
British pound	11.4303	11.1636	(2)%
Euro	10.9500	10.2061	(7)%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED SEPTEMBER 30, 2009, COMPARED TO THREE MONTHS ENDED
SEPTEMBER 30, 2008

Revenues

Total revenues decreased SEK 307 million, or 4%, in the three months ended September 30, 2009, to SEK 7,471 million from SEK 7,778 million in the three months ended September 30, 2008, as a result of decreased revenues from the ferry and tanker operations and new businesses “Adactum”, partially offset by increased revenues from the drilling, Roll-on/Roll-off and the property operations, together with the strengthening of the US dollar and the Euro against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations decreased SEK 57 million, or 2%, in the three months ended September 30, 2009, to SEK 3,307 million from SEK 3,364 million in the three months ended September 30, 2008, mainly due to reduced revenues from the freight business due to lower volumes of freight units, partially offset by the strengthening of the Euro against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling units. Revenues from drilling operations increased SEK 299 million, or 19%, in the three months ended September 30, 2009, to SEK 1,851 million from SEK 1,552 million in the three months ended September 30, 2008, mainly due to the new contract at higher day rates for Stena Clyde and operations of the second and third DrillMAX vessels, Stena Carron and Stena Forth, delivered in August 2008 and August 2009, respectively, together with the strengthening of the US dollar against the SEK, offset by an off hire period for the Stena Tay due to the five-year special periodic survey in the third quarter of 2009, together with the return of the bareboat chartered drilling unit Songa Dee to its owners Songa Offshore AS in March 2009. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 505 million, or 42%, in the three months ended September 30, 2009, to SEK 703 million from SEK 1,208 million in the three months ended September 30, 2008.

Revenues from crude oil tankers decreased SEK 505 million, or 48%, in the three months ended September 30, 2009, to SEK 542 million from SEK 1,047 million in the three months ended September 30, 2008, mainly due to lower charter rates in the spot market and a smaller fleet, partly offset by the strengthening of the US dollar with respect to the SEK. In the three months ended September 30, 2009, the Company operated an average of 33 tankers (chartered in or owned), compared to an average of 40 tankers in the three months ended September 30, 2008.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 16 million, or 16%, in the three months ended September 30, 2009, to SEK 115 million from SEK 99 million in the three months ended September 30, 2008, mainly due to the strengthening of the Euro against the SEK.

Revenues from Other Shipping decreased SEK 16 million, or 26%, in the three months ended September 30, 2009, to SEK 46 million from SEK 62 million in the three months ended September 30, 2008, as a result of the SEK 19 million payment received in 2008 in connection with a settlement of a patent dispute.  The result for the three months ended September 30, 2009 benefited from a larger workforce, rental income from premises leased out and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 60 million, or 12%, in the three months ended September 30, 2009, to SEK 576 million from SEK 516 million in the three months ended September 30, 2008, mainly due to increased rents, an increased number of properties and, to a lesser extent, the strengthening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum decreased SEK 102 million, or 9%, in the three months ended September 30, 2009, to SEK 1,035 million from SEK 1,137 million in the three months ended September 30, 2008, mainly due to reduced revenues from Ballingslöv, partly offset by increased business activities from the other subsidiaries. Of the total revenues in the three months ended September 30, 2009, SEK 514 million related to Ballingslöv International  AB (publ) (“Ballingslöv”), SEK 187 million related to Blomsterlandet AB (“Blomsterlandet”), SEK 314 million related to Envac AB (“Envac”) and SEK 20 million related to Stena Renewable AB (“Stena Renewable”), as compared to SEK 630 million related to Ballingslöv, SEK 185 million related to Blomsterlandet, SEK 318 million related to Envac and SEK 4 million related to Stena Renewable in the three months ended September 30, 2008.

Stena AB and Consolidated Subsidiaries

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK 49 million for the three months ended September 30, 2009, as compared to net losses of SEK 397 million for the three months ended September 30, 2008, mainly due to a continued decrease in investment property market values, offset by increased maintenance.

Net Gain on Sale of Assets

Net Gain on Sale of Vessels, Shipping. In the three months ended September 30, 2009, no vessel sales were made. In the three months ended September 30, 2008, gains of SEK 159 million were recorded on the sale of one product tanker, Stena Confidence.

Net Gain on Sale of Properties. In the three months ended September 30, 2009, gains of SEK 10 million were recorded on the sale of properties. In the three months ended September 30, 2008, losses of SEK 6 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses decreased SEK 434 million, or 9%, in the three months ended September 30, 2009, to SEK 4,282 million from SEK 4,716 million in the three months ended September 30, 2008, mainly as a result of decreased operating expenses in all operations except for the other shipping and property businesses, partially offset by the strengthening of the US dollar and the Euro against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the Company’s seasonal requirements. Direct operating expenses for ferry operations decreased SEK 164 million, or 8%, in the three months ended September 30, 2009, to SEK 1,974 million from SEK 2,138 million in the three months ended September 30, 2008, mainly due to decreased costs for products due to lower sales, together with decreased expenses for bunker fuel, partly offset by the strengthening of the Euro against the SEK. Direct operating expenses for ferry operations for the three months ended September 30, 2009, was 60% of revenues, as compared to 64% for the three months ended September 30, 2008.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations decreased SEK 62 million, or 10%, in the three months ended September 30, 2009, to SEK 556 million from SEK 618 million in the three months ended September 30, 2008. The decrease is mainly due to the return of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009, together with positive operational exchange differences due to the strong US dollar, offset in part by costs related to the operation of the third DrillMAX vessel Stena Forth, together with increased personnel expenses and costs for maintenance and repair for the units and the strengthening of the US dollar against the SEK. Direct operating expenses from drilling operations for the three months ended September 30, 2009 and September 30, 2008, were 30% of drilling revenues.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 93 million, or 10%, in the three months ended September 30, 2009, to SEK 835 million from SEK 928 million in the three months ended September 30, 2008.

Direct operating expenses associated with crude oil tankers decreased SEK 99 million, or 11%, in the three months ended September 30, 2009, to SEK 781 million from SEK 880 million in the three months ended September 30, 2008, mainly due to a reduced fleet, offset in part by the strengthening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended September 30, 2009, were 144% of revenues, as compared to 84% for the three months ended September 30, 2008. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 9 million, or 18%, in the three months ended September 30, 2009, to SEK 41 million from SEK 50 million in the three months ended September 30, 2008, mainly due the purchase of the RoRo vessel Mount Ventoux, which earlier was chartered in from Stena Metall, together with positive operational exchange differences, offset in part by the strengthening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended September 30, 2009, were 36% of revenues, as compared to 51% for the three months ended September 30, 2008.

Stena AB and Consolidated Subsidiaries

Direct operating expenses with respect to Other Shipping increased SEK 15 million in the three months ended September 30, 2009, to SEK 13 million from SEK (2) million in the three months ended September 30, 2008, due to increased wage expense due to a larger workforce and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property expenses consist primarily of maintenance, heating and personnel costs, together with results from indirect investments in property funds. Direct operating expenses from property operations increased SEK 7 million, or 4%, in the three months ended September 30, 2009, to SEK 168 million from SEK 161 million in the three months ended September 30, 2008, mainly due to higher costs for maintenance and energy and an increased number of properties, together with the strengthening of the Euro against the SEK, offset by positive results from investments in property funds. Direct operating expenses from property operations in the three months ended September 30, 2009, were 29% of property revenues, as compared to 31% for the three months ended September 30, 2008.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses from Adactum operations decreased SEK 114 million, or 13%, in the three months ended September 30, 2009, to SEK 748 million from SEK 862 million in three months ended September 30, 2008, mainly due to lower production costs for Ballingslöv and the recession in its market, partly offset by the consolidation of Ballingslöv as of July 10, 2008. Of the total operating expenses in the three months ended September 30, 2009, SEK 330 million related to Ballingslöv, SEK 180 million related to Blomsterlandet, SEK 235 million related to Envac and SEK 3 million related to Stena Renewable, as compared to SEK 442 million related to Ballingslöv, SEK 182 million related to Blomsterlandet, SEK 237 million related to Envac and SEK 1 million related to Stena Renewable in the three months ended September 30, 2008. Direct operating expenses for Adactum operations for the three months ended September 30, 2009, were 72% of revenues, as compared to 76% for the three months ended September 30, 2008.

Selling and administrative expenses

Selling and administrative expenses increased SEK 119 million, or 17%, in the three months ended September 30, 2009, to SEK 802 million from SEK 683 million in the three months ended September 30, 2008, mainly due to increased personnel and consultancy costs and accrued pensions costs, together with the strengthening of the US dollar and the Euro against the SEK. Total selling and administrative expenses in the three months ended September 30, 2009, were 11% of total revenues as compared to 9% for the three months ended September 30, 2008.

Depreciation and amortization

Depreciation and amortization charges increased SEK 221 million, or 39%, in the three months ended September 30, 2009, to SEK 791 million from SEK 570 million in the three months ended September 30, 2008, mainly as a result of depreciation charges for the second and third delivered DrillMAX vessels Stena Carron and Stena Forth, together with other vessels acquired and to a lesser extent depreciation charges related to the start up of a new wind power park. The strengthening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling units which are denominated in US dollars, contributed to the increase in the depreciation and amortization charges.

Income from Operations

All business areas, with the exception of the Company’s tanker operations, reported increased Income from Operations in the three months ended September 30, 2009 as compared to the same period prior year.

Primarily as a result of lower charter rates in the spot market, income from operations for our crude oil tankers during the third quarter of 2009 was a loss of SEK 300 million.

Financial income and expense, net

Financial income and expense, net increased by SEK 895 million in the three months ended September 30, 2009, to SEK (298) million from SEK (1,193) million in the three months ended September 30, 2008.

Share of affiliated companies’ results in the three months ended September 30, 2009, refers to the Company’s portion of the results of Midelfart Sonesson AB (publ) (“Midelfart Sonesson”), Gunnebo AB (publ) (“Gunnebo”) and MPP Mediatec Group AB (“Mediatec”). As of September 30, 2009, the Company’s ownership in the capital of Midelfart Sonesson was 22.9%, the ownership in the capital of Gunnebo was 25.5% and the ownership in the capital of Mediatec was 42.8%.  Share of affiliated companies’ results in the three months ended September 30, 2008, refers to the Company’s portion of the results of Midelfart Sonesson, Ballingslöv, Gunnebo and Mediatec. As of September 30, 2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.9%, the ownership in the capital of Gunnebo was 25.4% and the ownership in Mediatec was 45%. In September 2008, the shares in Gunnebo were written down with a loss of SEK 140 million.

Stena AB and Consolidated Subsidiaries

Net gain (loss) on securities in the three months ended September 30, 2009, was SEK 116 million, of which SEK (190) million related to net realized losses on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK 312 million related to net unrealized gains on marketable securities and SEK (6) million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended September 30, 2008, was SEK (855) million, of which SEK 191 million related to net realized gains, SEK (1,088) million related to net unrealized losses and SEK 42 million related to the termination of the finance lease for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller.

Interest income in the three months ended September 30, 2009, decreased by SEK 65 million to SEK 149 million from SEK 214 million in the three months ended September 30, 2008. Interest income related to the investments in SPEs decreased by SEK (41) million to SEK 110 million from SEK 151 million.

Interest expense for the three months ended September 30, 2009, decreased SEK 212 million to SEK (457) million from SEK (669) million for the three months ended September 30, 2008. Interest expenses from valuation of interest rate swaps was SEK 4 million for the three months ended September 30, 2009, compared to SEK (257) million for the three months ended September 30, 2008. Interest expense for the investments in SPEs decreased SEK 114 million to SEK (42) million from SEK (156) million.

During the three months ended September 30, 2009, the Company had foreign exchange losses, net of SEK (71) million. During the three months ended September 30, 2008, the Company had foreign exchange gains, net of SEK 363 million.

Other financial income (expense) of SEK (64) million for the three months ended September 30, 2009, includes SEK (22) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 8 million related to bunker hedges. Other financial income (expense) of SEK (155) million for the three months ended September 30, 2008, included SEK (39) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs and SEK (124) million related to bunker hedges.

Income taxes

Income taxes for the three months ended September 30, 2009, were SEK (59) million, consisting of current taxes of SEK (9) million and deferred taxes of SEK (50) million. Income taxes for the three months ended September 30, 2008, were SEK 42 million, consisting of current taxes of SEK (84) million and deferred taxes of SEK 126 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

NINE MONTHS ENDED SEPTEMBER 30, 2009, COMPARED TO NINE MONTHS ENDED
SEPTEMBER 30, 2008

Revenues

Total revenues increased SEK 2,317 million, or 12%, in the nine months ended September 30, 2009, to SEK 21,445 million from SEK 19,128 million in the nine months ended September 30, 2008, as a result of increased revenues in the drilling, Roll-on/Roll-off vessels, property and new businesses “Adactum” operations, together with the strengthening of the US dollar and the Euro against the SEK, partly offset by reduced revenues from the ferry and tanker operations.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations decreased SEK 434 million, or 5%, in the nine months ended September 30, 2009 to SEK 7,657 million from SEK 8,091 million in the nine months ended September 30, 2008, mainly due to reduced revenues from the freight business due to lower volumes of freight units, partially offset by the strengthening of the Euro against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling units. Revenues from drilling operations increased SEK 2,195 million, or 56%, in the nine months ended September 30, 2009 to SEK 6,147 million from SEK 3,952 million in the nine months ended September 30, 2008, mainly due to the new contract for Stena Clyde, operations of the second and third DrillMAX vessels, Stena Carron and Stena Forth, delivered in August 2008 and August 2009, respectively, and an off hire period due to the 5-year Special Periodic Survey for the Stena Spey in the first quarter 2008, together with the strengthening of the US dollar against the SEK, partly offset by an offhire period for the Stena Tay due to the five-year special periodic survey in the third quarter of 2009, together with the return of the bareboat chartered drilling unit Songa Dee to its owners Songa Offshore AS in March 2009. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for the Company’s owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 819 million, or 26%, in the nine months ended September 30, 2009 to SEK 2,389 million from SEK 3,208 million in the nine months ended September 30, 2008.

Revenues from crude oil tankers decreased SEK 884 million, or 32%, in the nine months ended September 30, 2009, to SEK 1,871 million from SEK 2,755 million in the nine months ended September 30, 2008, mainly due to lower charter rates in the spot market and a smaller fleet, offset in part by the strengthening of the US dollar against the SEK. In the nine months ended September 30, 2009, the Company operated an average of 35 tankers (chartered in or owned), compared to an average of 41 tankers in the nine months ended September 30, 2008.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 48 million, or 15%, in the nine months ended September 30, 2009 to SEK 359 million from SEK 311 million in the nine months ended September 30, 2008, mainly due to the strengthening of the Euro against the SEK, partly offset by the sale of the RoRo vessel Stena Shipper in the first quarter of 2008.

Revenues from Other Shipping increased SEK 17 million, or 12%, in the nine months ended September 30, 2009, to SEK 159 million from SEK 142 million in the nine months ended September 30, 2008, due to a larger workforce, rental income from premises leased out and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 117 million, or 8%, in the nine months ended September 30, 2009, to SEK 1,668 million from SEK 1,551 million in the nine months ended September 30, 2008, mainly due to increased rents and an increased number of properties and, to a lesser extent, the strengthening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum´s subsidiaries. Revenues from Adactum increased SEK 1,258 million, or 54%, in the nine months ended September 30, 2009, to SEK 3,582 from SEK 2,324 million in the nine months ended September 30, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased business activities in all subsidiaries. Of the total revenues in the nine months ended September 30, 2009, SEK 1,719 million related to Ballingslöv, SEK 812 million related to Blomsterlandet, SEK 996 million related to Envac and SEK 55 million related to Stena Renewable, as compared to SEK 630 million related to Ballingslöv, SEK 782 million related to Blomsterlandet, SEK 897 million related to Envac and SEK 15 million related to Stena Renewable in the nine months ended September 30, 2008.

Stena AB and Consolidated Subsidiaries

Other income

           Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK 346 million for the nine months ended September 30, 2009, as compared to net losses of SEK 537 million for the nine months ended September 30, 2008, mainly due to a general decrease in investment property market values, offset by increased maintenance.

Net Gain on Sale of Assets

Net Gain on Sale of Vessels, Shipping. In the nine months ended September 30, 2009, gains of SEK 149 million were recorded on the sales of the HSS vessel Stena Discovery and the RoPax vessel Stena Transporter. In the nine months ended September 30, 2008, gains of SEK 192 million were recorded on the sale of one new built product tanker, Stena Confidence, and the RoRo vessel Stena Shipper.

Net Gain on Sale of Properties. In the nine months ended September 30, 2009, gains of SEK 29 million were recorded on the sale of properties. In the nine months ended September 30, 2008, gains of SEK 161 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 1,019 million, or 8%, in the nine months ended September 30, 2009 to SEK 13,121 million from SEK 12,102 million in the nine months ended September 30, 2008, mainly as a result of increased operating expenses in the Drilling and New Business “Adactum” operations, together with the strengthening of the US dollar and the Euro against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the Company’s seasonal requirements. Direct operating expenses for ferry operations decreased SEK 223 million, or 4%, in the nine months ended September 30, 2009, to SEK 5,396 million from SEK 5,619 million in the nine months ended September 30, 2008, mainly due to decreased costs for products due to lower sales, together with decreased expenses for bunker fuel, partly offset by the strengthening of the Euro against the SEK. Direct operating expenses for ferry operations for the nine months ended September 30, 2009, were 70% of revenues, as compared to 69% for the nine months ended September 30, 2008.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 523 million, or 33%, in the nine months ended September 30, 2009 to SEK 2,092 million from SEK 1,569 million in the nine months ended September 30, 2008. The increase is mainly due to costs related to the operation of the second and third DrillMAX vessels Stena Carron and Stena Forth, together with increased personnel expenses and costs for maintenance and repair for the units and the strengthening of the US dollar against the SEK, partly offset by  the return of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009, together with positive operational exchange differences due to the strong US dollar. Direct operating expenses from drilling operations for the nine months ended September 30, 2009, were 34% of drilling revenues, as compared to 40% for the nine months ended September 30, 2008.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 86 million, or 3%, in the nine months ended September 30, 2009, to SEK 2,441 million from SEK 2,527 million in the nine months ended September 30, 2008.

Direct operating expenses associated with crude oil tankers decreased SEK 107 million, or 5%, in the nine months ended September 30, 2009, to SEK 2,268 million from SEK 2,375 million in the nine months ended September 30, 2009, mainly due to a lower business activity and a reduced fleet, offset in part by the strengthening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the nine months ended September 30, 2009, were 121% of revenues, as compared to 86% for the nine months ended September 30, 2008. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Stena AB and Consolidated Subsidiaries

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 22 million, or 14%, in the nine months ended September 30, 2009, to SEK 135 million from SEK 157 million in the nine months ended September 30, 2008, mainly due the purchase of the RoRo vessel Mount Ventoux, which earlier was chartered in from Stena Metall, together with the sale of the RoRo vessel Stena Shipper in the first quarter of 2008, offset in part by the strengthening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the nine months ended September 30, 2009, were 38% of revenues, as compared to 50% for the nine months ended September 30, 2008.

Direct operating expenses with respect to Other Shipping increased SEK 43 million in the nine months ended September 30, 2009, to SEK 38 million from SEK (5) million in the nine months ended September 30, 2008, due to increased wage expense due to a larger workforce and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property expenses consist primarily of maintenance, heating and personnel costs, together with results from indirect investments in property funds. Direct operating expenses for property operations increased SEK 20 million, or 4%, in the nine months ended September 30, 2009, to SEK 555 million from SEK 535 million in the nine months ended September 30, 2008, mainly due to higher costs for maintenance and an increased number of properties, offset by positive results from investments in property funds. Direct operating expenses from property operations in the nine months ended September 30, 2009, were 33% of property revenues, as compared to 34% for the nine months ended September 30, 2008.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum´s subsidiaries. Direct operating expenses for Adactum operations increased SEK 781 million, or 43%, in the nine months ended September 30, 2009 to SEK 2,616 million from SEK 1,835 million in nine months ended September 30, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased business activity in all subsidiaries. Of the total operating expenses in the nine months ended September 30, 2009, SEK 1,137 million related to Ballingslöv, SEK 733 million related to Blomsterlandet, SEK 739 million related to Envac and SEK 7 million related to Stena Renewable, as compared to SEK 442 million related to Ballingslöv, SEK 725 million related to Blomsterlandet, SEK 667 million related to Envac and SEK 1 million related to Stena Renewable in the nine months ended September 30, 2008. Direct operating expenses for Adactum operations for the nine months ended September 30, 2009, were 73% of revenues, as compared to 79% for the nine months ended September 30, 2008.

Selling and administrative expenses

Selling and administrative expenses increased SEK 513 million, or 27%, in the nine months ended September 30, 2009, to SEK 2,427 million from SEK 1,914 million in the nine months ended September 30, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased personnel and consultancy costs and accrued pensions costs, together with the strengthening of the US dollar and the Euro against the SEK. Excluding Ballingslöv, selling and administrative expenses increased 12% in the nine months ended September 30, 2009. Total selling and administrative expenses in the nine months ended September 30, 2009, were 11% of total revenues as compared to 10% in the nine months ended September 30, 2008.

Depreciation and amortization

Depreciation and amortization charges increased SEK 880 million, or 56%, in the nine months ended September 30, 2009, to SEK 2,462 million from SEK 1,582 million in the nine months ended September 30, 2008, mainly as a result of depreciation charges for the second and third delivered DrillMAX vessels Stena Carron and Stena Forth, together with other vessels delivered, the consolidation of Ballingslöv as of July 10, 2008, and to a lesser extent depreciation charges related to the start up of a new wind power park. The strengthening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling units which are denominated in US dollars, contributed to the increase in the depreciation and amortization charges. Depreciation and amortization charges in the nine months ended September 30, 2009, also includes impairment charges of SEK 75 million related the three medium range tankers.

Income from Operations

All business areas, with the exception of the Company’s ferry operations and tanker operations, reported increased Income from Operations in the nine months ended September 30, 2009 compared to prior year.

Primarily as a result of lower freight volumes, income from operations for our ferry business during the first nine months of 2009 was a gain of SEK 693 million, compared to a gain of SEK 976 million during the first nine months of 2008. The ferry business is seasonal with the period from June through September being the peak travel season for passengers.

Stena AB and Consolidated Subsidiaries

Primarily as a result of lower charter rates in the spot market, income from operations for our crude oil tankers during the first nine months of 2009 was a loss of SEK 663 million, compared to a gain of SEK 205 million during the first nine months of 2008.

Financial income and expense, net

Financial income and expense, net decreased by SEK (41) million in the nine months ended September 30, 2009, to SEK (1,001) million from SEK (1,042) million in the nine months ended September 30, 2008.

Share of affiliated companies’ results in the nine months ended September 30, 2009, refers to the Company’s portion of the results of Midelfart Sonesson, Gunnebo and Mediatec. As of September 30, 2009, the Company’s ownership in the capital of Midelfart Sonesson was 22.9%, the ownership in the capital of Gunnebo was 25.5% and the ownership in the capital of Mediatec was 42.8%.  Share of affiliated companies’ results in the nine months ended September 30, 2008, refers to the Company’s portion of the results of Midelfart Sonesson, Gunnebo and Mediatec. As of September 30, 2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.9%, the ownership in the capital of Gunnebo was 25.4% and the ownership in the capital of Mediatec was 45%.

Net gain (loss) on securities in the nine months ended September 30, 2009, was SEK 92 million, of which SEK (562) million related to net realized losses on marketable securities and equity securities and investments in SPEs, SEK 546 million related to net unrealized gains on marketable securities and SEK 108 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the nine months ended September 30, 2008, was SEK (500) million, of which SEK 222 million related to net realized gains, SEK (1,691) million related to net unrealized losses and SEK 967 million related to the termination of the financial leases for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller.

Interest income in the nine months ended September 30, 2009, decreased by SEK (113) million to SEK 567 million from SEK 680 million in the nine months ended September 30, 2008. Interest income related to the investments in SPEs decreased by SEK (98) million to SEK 390 million from SEK 488 million.

Interest expense for the nine months ended September 30, 2009, decreased SEK 90 million to SEK (1,433) million from SEK (1,523) million for the nine months ended September 30, 2008, due to increased interest expenses for investments related to Stena Carron, offset by decreased interest expenses from valuation of interest rate swaps of SEK 163 million and the weakening of the US dollar against SEK for the nine months ended September 30, 2009, compared to SEK (184) million for the nine months ended September 30, 2008. Interest expense for the investments in SPEs decreased SEK 85 million to SEK (180) million from SEK (265) million.

During the nine months ended September 30, 2009, the Company had foreign exchange losses, net of SEK (237) million. During the nine months ended September 30, 2008, the Company had foreign exchange gains, net of SEK 401 million.

Other financial income (expense) of SEK (89) million for the nine months ended September 30, 2009, includes SEK (49) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 124 million related to bunker hedges. Other financial income (expense) of SEK (239) million for the nine months ended September 30, 2008, included SEK (69) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs and SEK (124) million related to the bunker hedges.

Income taxes

Income taxes for the nine months ended September 30, 2009, were SEK 5 million, consisting of current taxes of SEK (121) million and deferred taxes of SEK 126 million. Income taxes for the nine months ended September 30, 2008, were SEK 101 million, consisting of current taxes of SEK (185) million and deferred taxes of SEK 286 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of September 30, 2009, the Company had total cash and marketable securities of SEK 7,512 million as compared with SEK 9,174 million as of December 31, 2008.

For the nine months ended September 30, 2009, cash flows provided by operating activities amounted to SEK 5,374 million as compared to SEK 1,906 million in the nine months ended September 30, 2008. For the nine months ended September 30, 2009, cash flows used in investing activities amounted to SEK (5,158) million, including SEK (7,278) million related to capital expenditures. For the nine months ended September 30, 2008, cash flows used in investing activities amounted to SEK (5,417) million, including SEK (7,578) million related to capital expenditures. Cash flows used in financing activities for the nine months ended September 30, 2009, amounted to SEK (215) million. For the nine months ended September 30, 2008, cash flows provided by financing activities amounted to SEK 459 million.

Total interest bearing debt as of September 30, 2009, was SEK 41,840 million, excluding debt in the SPEs, as compared with SEK 45,490 million as of December 31, 2008. Interest bearing debt in the SPEs as of September 30, 2009, was SEK 8,366 million as compared with SEK 9,492 million as of December 31, 2008. As of September 30, 2009, $143 million was utilized under the $1 billion revolving credit facility, of which $24 million was used for issuing bank guarantees and letters of credit. As of December 31, 2008, a total of $676 million was outstanding under this facility, of which $18 million was used for issuing of bank guarantees and letters of credit. There were no amounts outstanding under the $350 million revolving credit facility entered into by Stena Royal S.a.r.l. (“Stena Royal”), a subsidiary in the unrestricted group, as of September 30, 2009 as compared with $90 million as of December 31, 2008.

Total construction in progress as of September 30, 2009, was SEK 5,636 million as compared to SEK 7,555 million as of December 31, 2008. The remaining capital expenditure commitment for newbuildings on order as of September 30, 2009, was SEK 8,060 million, of which SEK 201 million is due during 2009, SEK 4,295 million is due during 2010 and SEK 3,564 million is due during 2011. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements; financing for 80% of the unpaid balance has already been arranged.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

We issued $175 million Senior Notes due 2013 in December 2003 and $250 million Senior Notes due 2016 in November 2004. In February 2007, we completed an offering of €300 million of Senior Notes due 2017 and €102 million of Senior Notes due 2019. As of September 30, 2009, Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than two small properties) and five subsidiaries, Mondaldi Ltd, Stena Investment Luxembourg S.á.r.l. (‘‘Stena Investment’’), Stena Royal., Stena Investment Cyprus Ltd (“Stena Investment Cyprus”) and Stena Adactum AB (‘‘Adactum’’), whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which the Senior Notes were issued, the subsidiaries through which the property operations are conducted (other than two small properties), together with Mondaldi, Stena Investment, Stena Royal, Stena Investment Cyprus and Adactum, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

During 2008, we repurchased $17.7 million of our Senior Notes due 2013 and $43.3 million of our Senior Notes due 2016. As of December 31, 2008, we had outstanding $153.1 million principal amount of Senior Notes due 2013 and $128.7 million principal amount of Senior Notes due 2016. As of September 30, 2009, there were $153.1 million of our Senior Notes due 2013 outstanding and $128.7 million of our Senior Notes due 2016 outstanding.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.0161, the noon buying rate on September 30, 2009.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Nine month period ended
	September 30, 2008	September 30, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	8,091	7,657	1,091
Drilling	3,953	6,147	876
Shipping	3,208	2,389	341
Property	1	7	1
Other	2	1	0
Total revenues	15,255	16,201	2,309

Net gain on sales of assets	192	149	21
Total other income	192	149	21

Direct operating expenses:
Ferry operations	(5,619)	(5,396)	(769)
Drilling	(1,569)	(2,092)	(298)
Shipping	(2,517)	(2,441)	(348)
Property	(1)	(3)	0
Other	(27)	(21)	(3)
Total direct operating expenses	(9,733)	(9,953)	(1,418)

Selling and administrative expenses	(1,444)	(1,590)	(227)
Depreciation and amortization	(1,513)	(2,298)	(328)

Total operating expenses	(12,690)	(13,841)	(1,973)

Income from operations	2,757	2,509	357
Financial income and expense:
Dividends received	67	50	7
Gain (loss) on securities, net	294	329	47
Interest income	354	201	29
Interest expense	(586)	(781)	(111)
Foreign exchange gains (losses), net	324	(277)	(39)
Other financial income (expense), net	(55)	(11)	(2)

Total financial income and expense	398	(489)	(69)

Income before taxes	3,155	2,020	288
Income taxes	(284)	(7)	(1)

Net income	2,871	2,013	287

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2008	September 30, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	398	303	43
Tangible fixed assets:
Vessels	24,391	26,665	3,801
Construction in progress	6,848	4,965	708
Equipment	888	1,285	183
Ports	946	893	127
Property	468	530	75
Total tangible fixed assets	33,541	34,338	4,895
Financial fixed assets:
Marketable securities	885	597	85
Intercompany accounts, noncurrent	4,883	4,861	693
Other assets	8,771	6,680	952
Total noncurrent assets	48,478	46,779	6,668
Current assets:
Inventories	229	249	35
Trade debtors	2,819	2,215	316
Other receivables	3,156	2,337	333
Intercompany accounts, current	1,817	715	102
Prepaid expenses and accrued income	1,247	1,299	185
Short-term investments	3,618	2,553	364
Cash and cash equivalents	917	696	99
Fixed assets held for sale	448	421	60
Total current assets	14,251	10,485	1,494

Total assets	62,729	57,264	8,162
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	23,668	23,716	3,381
Total shareholders’ equity	23,673	23,721	3,382

Noncurrent liabilities:
Long-term debt	18,572	15,857	2,260
Senior notes	6,681	5,923	844
Capitalized lease obligations	1,972	1,776	253
Other noncurrent liabilities	1,909	1,348	192
Other interest bearing debt	682	-	-
Deferred income taxes	778	859	122
Other provisions	3,140	2,666	380
Total noncurrent liabilities	33,734	28,429	4,051
Current liabilities:
Short-term debt	845	1,352	193
Capitalized lease obligations	127	300	43
Other interest bearing debt	-	682	97
Trade accounts payable	643	605	86
Income tax payable	81	79	11
Other liabilities	1,505	498	71
Accrued costs and prepaid income	2,121	1,598	228
Total current liabilities	5,322	5,114	729

Total shareholders’ equity and liabilities	62,729	57,264	8,162

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Nine month period ended
	September 30, 2008	September 30, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	2,871	2,013	287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,513	2,298	328
Gain on sale of assets	(192)	(149)	(21)
Gain on securities, net	(294)	(329)	(47)
Unrealized foreign exchange (gains) losses	99	422	60
Deferred income taxes	145	(62)	(9)
Other non cash items	(40)	(219)	(31)
Provision for pensions	(182)	(167)	(24)
Net cash flows from trading securities	385	(204)	(29)
Changes in working capital	220	410	58
Net cash provided by operating activities	4,525	4,013	572

Net cash flows from investing activities:
Purchase of intangible assets	(30)	(19)	(3)
Cash proceeds from sale of property, vessels and equipment	641	249	35
Capital expenditure on property, vessels and equipment	(6,545)	(6,338)	(903)
Purchase of subsidiaries, net of cash acquired	(55)	-	-
Proceeds from sale of securities	78	485	69
Purchase of securities	(562)	-	-
Other investing activities	(231)	150	21
Net cash used in investing activities	(6,704)	(5,473)	(781)

Net cash flows from financing activities:
Proceeds from issuance of debt	5,707	3,958	565
Principal payments on debt	(947)	(546)	(78)
Net change in borrowings on line-of-credit agreements	(3,138)	(2,729)	(389)
Principal payments on capital lease obligations	(564)	(86)	(12)
Net change in restricted cash accounts	(1,078)	1,000	142
Intercompany accounts	1,703	(322)	(46)
Dividends paid	(390)	(190)	(27)
Other financing activities	647	226	32
Net cash provided by/used in financing activities	1,940	1,311	187

Effect of exchange rate changes on cash and cash equivalents	388	(72)	(10)

Net change in cash and cash equivalents	149	(221)	(32)

Cash and cash equivalents at beginning of period	505	917	131

Cash and cash equivalents at end of period	654	696	99

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Nine month period ended
	September 30, 2008	September 30, 2009
	SEK	SEK	$
		(in millions)
OTHER DATA:

Adjusted EBITDA	4,624		5,008

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

	Nine month period ended
	September 30, 2008	September 30, 2009
	SEK	SEK	$
	(in millions)
Income from operations	2,757	2,509	357
Adjustments:
Interest income	354	201	29
Depreciation and amortization	1,513	2,298	328
Adjusted EBITDA	4,624	5,008	714
Adjustments:
Gain on sale of vessels	(192)	(149)	(21)
Net cash flows from trading securities	385	(204)	(29)
Interest expense	(586)	(781)	(111)
Unrealized foreign exchange (gains) losses	99	422	60
Provisions for pensions	(182)	(167)	(24)
Other non cash items	(40)	(219)	(31)
Changes in working capital	220	410	58
Current taxes paid	(67)	(69)	(10)
Other items	264	(238)	(34)
Net cash provided by operating activities	4,525	4,013	572